****AH 3/19/2003**

VF 3-20-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

03014686

RECEIVED MAR 1 4 2003 WASH. D.C. 181 SECTION PROCESSING

SEC FILE NUMBER
8- 21703

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Legend Merchant Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street 38th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward A. Sita — 212 809-5568 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Comparato, CPA
(Name — *if individual, state last, first, middle name)*

207 Hallock Road Suite 208 Stony Brook, NY 11790
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 4 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Edward A. Sita, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ledgend Merchant Group Inc., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRES.

Title

Notary Public

THERESA DIPALO
NOTARY PUBLIC, State of New York
No. 24-01DI4663204
Qualified in Kings County
Commission Expires Sept. 30, 2006.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Legend
Merchant Group, Inc.

30 Broad Street
New York, NY 10004

(800) 472-5497
(212) 809-5568
(212) 809-5567 FAX

Member NASD • SIPC

SEC MAIL PROCESSING
RECEIVED
MAR 14 2003
WASH, D.C. 181 SECTION

March 13, 2003

Securities and Exchange Commission
233 Broadway, Suite 1300
New York, NY 10279

Dear Sir/Madam:

In accordance with SEC Rule 17a-5(f), we herewith advise that on March 5, 2003, John P. Comparato, C.P.A., P.C. was engaged as our independent accountants to audit the financial statements of Legend Merchant Group, Inc. for the year ending December 31, 2002.

During the 24-month period preceding the engagement of John P. Comparato, C.P.A., P.C., we did not have any problems with Alan Ritter, C.P.A., our former appointed independent accountants, relating to any matter of accounting principles or practices, financial statement, disclosure, auditing scope or procedure, or compliance with applicable rules of the Commission which problems, if not resolved, to the satisfaction of the former appointed accountants, would have caused them to make references to them in connection with their report on the subject matter of the problem. In addition, the accountant's report on the financial statements of December 31, 2001 did not contain an adverse opinion nor a disclaimer of opinion nor was it qualified as to uncertainties, audit scope or accounting principles.

A copy of this letter was sent to Alan Ritter, C.P.A. requesting that they send a letter directly to the Securities and Exchange Commission in New York stating their agreement with the above.

Very truly yours,
Legend Merchant Group, Inc.

Edward A. Sita
President

cc: NASD, District 10
1 Liberty Plaza
New York, NY 10006
Att: Mr. Alan Blumenthal

NASD, Member Regulation Programs, Systems Support
9509 Key West Ave., 3rd Floor
Rockville, MD 20850
Att: Ms. Sherry Lawrence

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

LEGEND MERCHANT GROUP INC.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

LEGEND MERCHANT GROUP INC.

INDEX

DECEMBER 31, 2002

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

JOHN P. COMPARATO C.P.A., P.C.

March 12, 2003

To the Board of Directors
Legend Merchant Group Inc.

We have audited the accompanying statements of financial condition of Legend Merchant Group Inc. as of December 31, 2002, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Legend Merchant Group Inc. as of December 31, 2002 the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Legend Merchant Group Inc. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Comparato

John P. Comparato

LEGEND MERCHANT GROUP INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
CURRENT ASSETS	
Cash	$ 8,131
Commissions Receivable	85,095
Securities Owned, At market value	94,860
Employee Advances	58,077
	246,163
OTHER ASSETS	
Officer Loans	182,766
Due From Parent Company	90,487
Security Deposits	15,900
	289,153
TOTAL ASSETS	$ 535,316
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accrued Expenses	$ 49,053
STOCKHOLDER'S EQUITY	
Common Stock	200
Additional Paid-In Capital	1,311,874
Less: Treasury Stock	<275,000>
Retained Earnings <Deficit>	<550,811>
TOTAL STOCKHOLDER'S EQUITY	486,263
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 535,316

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

LEGEND MERCHANT GROUP INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE	
Commissions	$ 255,601
Trading Gains	63,342
Investment Banking	48,210
Other Income	44,016
	411,169
EXPENSES	
Payroll and Related Costs	171,515
Commission Expense	236,095
Telephone Expense	33,525
Professional Fees	38,395
Regulatory Fees & Registrations	43,965
Office Expense	33,706
Arbitration and Litigation Expense	26,924
Rent Expense	89,312
Insurance Expense	22,832
Other Expenses	33,411
TOTAL EXPENSES	723,680
NET INCOME <LOSS>	$ <312,511>

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

LEGEND MERCHANT GROUP INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings<Deficit>	Total Stockholder's Equity
Balance, January 1, 2002	200	690,779	<238,300>	452,679
Net Income <Loss>	--	--	<312,511>	<312,511>
Capital Contributions	--	346,095	--	346,095
Balance, December 31, 2002	$ 200	$1,036,874	$ <550,811>	$ 486,263

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

LEGEND MERCHANT GROUP INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income <Loss>	$ <312,511>
Changes in Operating Assets and Liabilities:	
Increase in Security Deposits	<5,000>
Decrease in Commissions Receivable	102,512
Increase in Securities Owned at Market Value	<92,436>
Increase in Accrued Expenses	45,876
Increase in Employee Advances	<58,077>
Increase in Office and Parent Company Advances	<19,359>
NET CASH USED BY OPERATING ACTIVITIES	<338,995>
FINANCING ACTIVITIES	
Capital Contributions	346,095
NET INCREASE IN CASH	7,100
CASH AT BEGINNING OF PERIOD	1,031
CASH AT END OF PERIOD	8,131

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

LEGEND MERCHANT GROUP INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization and Operations

The Company was incorporated in the state of New York in November 1994. On April 21, 1997 the Company commenced operations in the general business of a broker of dealer of securities and is a member of the National Association of Securities Dealers, Inc. as the successor to I.A. Rabinowitz & Company. The Company changed its name to Legend Merchants Group Inc. on December 3, 2001.

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing member broker/dealer which carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Review Recognition

Securities transactions and related income and expenses are recorded on a settlement date basis. Commission revenues are also recorded on a settlement date basis.

Marketable securities owned by the Company are stated at quoted market values with unrealized gains and losses reflected in income.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits.

Cash balances are held principally at one financial institution and may, at times, exceed insurable amounts. The Company believes it mitigates its risks by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on an accelerated basis for both financial reporting purposes and income tax purposes. All furniture and equipment has been fully depreciated as of December 31, 2002.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – INCOME TAXES

There has been no provision for federal, state and local income taxes as the corporation had losses in prior years, and is carrying these losses forward.

NOTE 4 -- NET CAPITAL REQUIREMENTS

The Company is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio to aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ration would exceed 10 to 1. At December 31, 2002 the Company's net capital was $124,803 which was $24,803 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ration was .39 to 1.

NOTE 5 -- COMMITMENTS

Leases

The Corporation rents office space in New York City. Minimum lease commitments for the next five years are as follows:

2003	$ 145,000
2004	145,000
2005	145,000
2006	155,000
2007	165,000

NOTE 5 – COMMITMENTS (continued)

Arbitrations

There are no significant arbitration claims at the date of the financial statements that would require an accrual at December 31, 2002.

NOTE 6 – OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short term security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

LEGEND MERCHANT GROUP INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

NET CAPITAL	
Total Ownership Equity	$ 486,263
Add:	
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0
Other (Deductions) or Allowable Credits	0
Total Capital and Allowable Subordinated Liabilities	486,263
Deductions and /or Charges:	
Non-allowable Assets	347,231
Net Capital Before Haircuts on Securities Positions	139,032
Haircuts on Securities Positions	14,229
Net Capital	$ 124,803
AGGREGATE INDEBTEDNESS	
Accrued Expenses	49,053
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	100,000
Excess Net Capital @ 1000%	119,898
Ratio of Aggregate Indebtedness to Net Capital	.39 to 1

There was no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2002 Focus PartIIA filing.

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To The Board of Directors
Legend Merchant Group Inc.

We have examined the financial statements of Legend Merchant Group Inc. for the year ended December 31, 2002 and have issued our report therein March 11, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph to assess whether those practices and procedures can be expected to achieve the

Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Legend Merchant Group Inc. as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

John C Compard